Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

File No 82.3893

13 August 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

Dear Sir

NEDCOR LIMITED: RESULTS OF THE CLAWBACK OFFER AND GENERAL MEETING – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange South Africa, for your information.

Yours faithfully

GS Nienaber
GROUP SECRETARY

cc: Stephen Siller

dlw 9/5

Proof 4 to Bus Day and Beeld on the 12/08/02 Size 27x4 Spell check cv
Stefan Ferreira 480 1553 480 1780 ferreiras@nib.co.za

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

RESULTS OF THE CLAWBACK OFFER AND GENERAL MEETING

1. Introduction

Shareholders are referred to the announcements dated Wednesday, 19 June 2002, and Wednesday, 26 June 2002, and the circular to shareholders dated Thursday, 11 July 2002, setting out details of a subscription by Old Mutual (South Africa) Limited or any of its wholly-owned subsidiaries ("Old Mutual") for the rights to be allotted 3 269 002 new ordinary shares ("shares") at 12 900 cents per share ("the subscription") and a renounceable clawback offer (the "clawback offer") to Nedcor shareholders. In terms of the clawback offer, Nedcor offered for subscription by way of letters of allocation to its shareholders recorded in the register as such on Wednesday, 10 July 2002 ("the record date"), 3 269 002 shares at an issue price of 12 900 cents per share in the ratio of 1,32408 shares for every 100 shares held on the record date.

2. Subscription

A total of 3 269 002 shares were allotted upon subscription by Old Mutual on Wednesday, 10 July 2002, of which 1 728 730 shares were immediately credited to Old Mutual's Central Securities Depository Participant ("CSDP") on the basis of Old Mutual's shareholding in Nedcor.

3. Results of the claw-back offer

Applications for 76 684 shares ("applications"), constituting 2,3%% of the subscription, were received from shareholders (or their renouncees) other than Old Mutual. The subscription price of R9 892 236 in respect of the applications will be refunded by Nedcor to Old Mutual. The balance of 1 463 588 shares, constituting 44,8% of the subscription, not applied for by other shareholders and their renouncees, have been credited to Old Mutual's CSDP.

Including the shares issued pursuant to the subscription, the Old Mutual plc group now holds 137 991 921 shares, representing 52,96% of Nedcor's issued share capital.

4. Results of general meeting

At the general meeting of Nedcor shareholders held on Monday, 12 August 2002, the special and ordinary resolutions required to proceed with the odd-lot offer to Nedcor shareholders holding less than 25 Nedcor shares at the close of business on Friday, 23 August 2002 ("odd-lot offer") and to effect an increase in Nedcor's authorised share capital and amendments to the articles of association and employee incentive scheme were approved by the requisite majority of Nedcor shareholders.

Shareholders are referred to the circular to shareholders dated Thursday, 11 July 2002 and the announcement dated Tuesday, 30 July 2002 containing details of the odd-lot offer, including salient dates and times.

Johannesburg
12 August 2002

Investment bank and joint sponsor

NEDCOR
INVESTMENT BANK

Lead sponsor for this transaction

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Corporate law advisers and consultants

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS
EDWARD NATHAN & FRIEDLAND (PTY) LTD
(REGISTRATION NUMBER [illegible])

Subscriber to the clawback offer

OLD MUTUAL

INCE